Exhibit 99.1

June 3, 2024

Diversified Energy Company PLC

(“Diversified” or the "Company")

Diversified Closes Market Leading Securitized Financing

Solidifies Standing as the First, Largest and Consistent Performing Issuer of PDP Oil & Gas Securitizations

Diversified Energy Company PLC (LSE:DEC, NYSE:DEC) is pleased to announce that on May 30, 2024, the Company closed on an asset backed securitization (“ABS”) refinancing, creating the ABSVIII note (the “Transaction”). Diversified will use the proceeds from the Transaction to repay the outstanding principal of the previously issued ABSIII and ABSV notes, retiring those notes from the Company’s outstanding debt. The additional proceeds from the Transaction will be used to reduce outstanding borrowings under the Company’s revolving credit facility and for general corporate purposes. As previously announced on March 19, 2024, the Company intends to fund a portion of the acquisition of the working interests from Oaktree Capital Management using the Company’s revolving credit facility

The Transaction is backed by collateral securing the ABSIII and ABSV notes representing working interest in Proved Developed Producing (“PDP”) wells. The Transaction was significantly oversubscribed with over $1.7 billion in orders from a broad group of 18 unique investors.

Transaction Highlights

Key Terms
•	ABSVIII note amount of $610 million (gross)
◦	Net proceeds of $592 million, inclusive of fees, expenses and interest reserve
•	Blended fixed coupon of 7.28%
•	Fully amortized expected maturity of March 2033
•	Investment-grade ratings for note ABSVIII Class A-1 and A-2 (Fitch Ratings, Inc.)
◦	Class A-1: A rating
◦	Class A-2: BBB+ rating

Sustainability-Linked

Sustainable Fitch has again-provided a Second Party Opinion that the instrument’s Key Performance Indicators (the “KPIs”) align with the International Capital Markets Association (ICMA) framework for sustainability-linked bond principles, highlighting Diversified’s commitment to aligning its financing with the Company’s overall sustainability strategy.

Rusty Hutson, Jr., CEO of the Company, commented:

“This transaction marks the eighth ABS since the start of our securitization program in 2019 and signals the confidence in the Diversified business model from the energy structured finance community as well as with the broader capital markets. The transaction was well received by both new and existing investors delivering high demand from the largest order book for an oil and gas securitization. The offering was assigned the first flat “A” rating on an operated PDP securitization and allowed for the Company to achieve an extremely competitive cost of capital. We believe that the record-breaking transaction will change the way people in the energy sector think about this product and the successful execution showcases Diversifieds ability to provide reliable production and consistent cash flows.”

Barclays Capital, Inc. acted as Sole Structuring Agent, Sole Ratings Advisor, and Left Lead Placement Agent.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, including the risk factors described in the "Risk Factors" section in the Company's Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.